Mail Stop 4561

August 17, 2007

Larry Wilcox
Chief Executive Officer
UC Hub Group, Inc.
285 East Warm Springs Road,
Suite 1058
Las Vegas, Nevada 89119

       Re: UC Hub Group, Inc.
            Form 10-KSB for the Fiscal Year July 31, 2006
            Filed on November 13, 2006
            Form 10-QSB for the Quarter Ended January 31, 2007
            Filed on March 22, 2007
            File No. 001-15665

Dear Mr. Wilcox:

     We issued comments to you on the above captioned filings on May 30, 2007. While the Staff has had several conversations with the Company with regards to the status of your response, as of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by August 20, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

     You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        Kathleen Collins
                        Accounting Branch Chief